Exhibit 5.2

Law Offices	October 30, 2012

500 Campus Drive

Florham Park, NJ

07932-1047

(973) 549-7000

(973) 360-9831 fax

www.drinkerbiddle.com

A Delaware Limited

Liability Partnership

CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974
Ladies and Gentlemen:

We have acted as special counsel to C. R. Bard, Inc., a New Jersey corporation (the “Company”), in connection with the issuance and sale by the Company of $500,000,000 aggregate principal amount of 1.375% notes due 2018 (the “Notes”), pursuant to the Underwriting Agreement dated October 25, 2012 between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Wells Fargo Securities, LLC as representatives of the several underwriters named therein (the “Underwriting Agreement”). The Notes will be issued under an indenture (the “Base Indenture”), dated as of December 20, 2010, as supplemented by the First Supplemental Indenture, dated as of December 20, 2010 and the Second Supplemental Indenture, dated as of October 30, 2012, in each case between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (as so amended and supplemented, the “Indenture”).

We have examined originals, or duplicates or certified or conformed copies, of the Registration Statement, the Base Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture which have been filed, or are being filed on the date hereof, with the Commission, the Notes, and the Underwriting Agreement. We have also examined the Company’s Certificate of Incorporation, as amended and restated, and By-laws, as amended and restated, and originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

Andrew B. Joseph Partner responsible for Florham Park Office

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Company (a) is validly existing as a corporation in good standing under the laws of the State of New Jersey, (b) the

Established 1849

October 30, 2012

Company has all requisite corporate power and authority to execute and deliver the Notes and to perform its obligations thereunder, and (c) the issuance of the Notes in accordance with the provisions of the Indenture upon payment of the consideration therefor as provided in the Underwriting Agreement have been duly authorized by all necessary corporate action and, to the extent governed by New Jersey law, have been duly executed and delivered.

We do not express any opinion herein concerning any law other than the law of the State of New Jersey.

We hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Company’s Form 8-K filed on October 30, 2012 and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement, as supplemented by the prospectus supplement dated October 25, 2012.

Very truly yours,

/s/ Drinker Biddle & Reath LLP